Mail Stop 3561

July 22, 2008

Myron E. Ullman, III
Chairman and Chief Executive Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

      Re: J. C. Penney Company, Inc.
             Form 10-K for Fiscal Year Ended February 2, 2008
             Filed April 1, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 1, 2008
             Form 10-Q for Fiscal Quarter Ended May 3, 2008
             Filed June 10, 2008
             File No. 001-15274

Dear Mr. Ullman:

      We have completed our review of your Form 10-K for the fiscal year ended
February 2, 2008 and have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director